EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Reports New Orders of $9 Million
during first half of 2013

NETANYA, Israel, July 2nd, 2013 -- RADA Electronic Industries Ltd. (Nasdaq: RADA) announced today that it had received new orders totaling $9 million along the first half of 2013.

The vast majority of these new orders are for mission data recording and debriefing systems, along with various avionics systems and aircraft upgrade services.

Of significant importance are new orders for radar systems, both for the Compact Hemispheric Radar (CHR) and for the Multi-Mission Hemispheric Radar (MHR) products.

Zvika Alon, RADA CEO, commented: "The new orders for recording systems emphasize our global presence and market recognition of the quality and affordability of our solutions. We are very pleased with the initial orders for our advanced radar systems. We expect that our recorders and avionics product lines will demonstrate stable sales, while future growth will come from radars and inertial navigation systems.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:
Dubi Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com